EXHIBIT 99-77C

      An annual meeting of the stockholders of the Company was held on December 4, 2007 to consider and act upon the election of two persons to the Board of Directors of the Company as Class A directors, to serve until the third succeeding annual meeting of stockholders of the Company or until such person shall resign, be removed or otherwise leave office.

      The holders of 6,729,107 shares of Common Stock of the Company were entitled to vote at the meeting, of which 5,848,468 shares of common stock were represented in person or by proxy. The stockholders voted as follows with respect to the:

      Election of Class A directors to a term expiring in 2010 --

       Name                    For               Withheld Authority
       ----                    ---               ------------------

Ronald J. Tassinari         5,827,901                 20,567

Douglas R. Sanderson        5,836,155                 12,313